Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED SEPTEMBER 27, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Senior Mortgage Loan - Point Martin, LLC

On May 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, a first mortgage bridge loan with a maximum principal balance of $9,900,000 (the “Point Martin Senior Loan”). Details of the loan acquisition can be found here.

The borrower, Point Martin, LLC, (“Point Martin”) has since obtained unappealable entitlements for 133 townhomes for the site generally located at the corner of Farrier Place and Steve Courter Way, Daly City, CA 94014 (the “Point Martin Property”).  On September 23, 2019, Point Martin executed a loan modification increasing the principal balance of the Point Martin Senior Loan by $6,000,000, (the “Point Martin Additional Proceeds”) to $15,900,000 . The Point Martin Senior Loan’s loan-to-value ratio, or LTV ratio, is approximately 43.9%. The LTV ratio is the amount of the Point Martin Senior Loan divided by the third-party appraised value of the Point Martin Property as of May 2018. There can be no assurance that such value is correct.

An affiliate of our Manager earned an origination fee of approximately 1.5% of the Point Martin Additional Proceeds.  All other terms of the loan, including interest rate, maturity date, and extension options remain unchanged.